PATRICK JOHNSON

EXPERIENCE:

Ziba Foods LLC (2015-present) - Afghanistan
Co-Founder and COO
- Premium quality almonds and dried fruits sourced from Afghanistan, processed in a purpose-built facility in Kabul and sold to top-tier international retail and foodservice channels in the USA, Europe, Asia and the Middle East
- Responsible for all aspects of day-to-day business operations

EDGE Capital Partners LLC (2014-present) – Singapore and Dubai, UAE
President & CEO
- Leader of three partners in a principal investments & advisory firm focused on food production, retail pharmaceuticals and other sectors in frontier and pre-frontier markets
- Active management of equity positions held under the EDGE portfolio
- Deal generation, financial modeling and analysis of investment opportunities

Cummins Inc. (2006-2014)
Business Development Director – Middle East Distribution, Dubai, UAE
January 2013 – August 2014
- Established power generation sales & distribution presence in underserved territories including Afghanistan, Pakistan, Libya, Iraq, Yemen, and others, managing a team of 10 employees
- Worked with the Managing Director and Finance Director to develop the Middle East Strategy across all lines of business

Strategic Alliance Manager, Columbus, IN, USA and Casablanca, Morocco
September 2010 – December 2012
- Review, negotiation and execution of joint ventures and company acquisitions across Africa, the Middle East, and South America
- Development of financial modeling tools for use in JVs and Acquisitions, including financial statement projections, deterministic and stochastic (Monte Carlo) sensitivity analyses, Return on Investment scenarios, multi-method company valuations, etc.

Channel Manager, EMEA, London, UK; Dubai, UAE; Columbus, IN, USA
April 2006 – September 2010
- Management of the Annual Planning and Performance Scorecard processes for Europe, Middle East, Africa and CIS distributors

International Republican Institute – Liberia and Washington DC, USA
Logistics Coordinator / Election Observer
October – November 2005
- Coordinated logistics for a 20-person international delegation sent to observe Liberia's first-ever democratic election
- Deployed to Lofa County as an official Election Observer to report on the voting process at remote polling locations before, during, and immediately following election day

United States Agency for International Development (USAID) – Washington DC, USA
Africa Bureau Intern, Development Planning
June 2005 – July 2005
- Developed and implemented an online "toolkit" of best practices for field-based Program Officers to improve operational effectiveness

National Conference of State Legislatures – Washington DC, USA
Program Assistant/Grant writer
Jan. 2004 – Oct. 2004
- Wrote and submitted a successful $900,000 budget and grant proposal to the U.S. Department of State for a legislative strengthening project in North Africa and the Middle East

EXPERIENCE, cont.

Woodrow Wilson International Center for Scholars – Washington DC, USA
Africa Research Assistant
Sept. 2003 – May 2004

- Researched and consolidated statistical analyses of economic reform patterns and government commitment to reform in Sub-Saharan Africa

United States House of Representatives, Office of U.S. Rep. Chris Chocola – Washington DC, USA
Legislative Research Intern
May 2003 – Sept. 2003

- Assisted the office of Congressman Chris Chocola with legislative matters and constituent relations during the 108th Congress

The United States Peace Corps – Niger, West Africa
Natural Resource Management Agent
Regional Leader
Jan. 2000 – Oct. 2001

- Organized and led all aspects, including fundraising, budgetary and implementation, of a project to construct more than 25 drinking water and gardening wells for riverside villages, to provide an alternative to contaminated river water
- Participated in local-level microfinance initiatives for income generation among rural communities

EDUCATION:

The George Washington University School of Business, Washington DC, USA
MBA, With Honors, International Business, May 2005

- Beta Gamma Sigma Honor Society (95th percentile)
- Potomac Fellowship recipient; 2002-2004

The George Washington University Elliott School of International Affairs, Washington DC, USA
MA, With Honors, International Affairs, May 2005

- International Economic Affairs
- African Politics

The University of Notre Dame, Notre Dame, IN, USA
Bachelor of Arts, Philosophy, May 1999

- London Program study abroad, Spring 1998

QUALIFICATIONS:

- Certified Six Sigma Green Belt (Cummins, 2012)

LANGUAGES SPOKEN:

- English (Native)
- Italian (Intermediate)
- French (Intermediate)
- Djerma (Fluent)

INTERNATIONAL EXPERIENCE:

- 20 years living and working in emerging and frontier markets across the Middle East, Central Asia, North and sub-Saharan Africa and Southeast Asia
- Experience working in high-security environments (Afghanistan, Pakistan, Iraq, Yemen, Libya, Nigeria, etc.)